Eugene Trowbridge, CCIM

Partner

________

Jillian Sidoti, CCIM

Partner

_________

Nancee Tegeder

Associate Attorney

Jonathan Nieh

Associate Attorney

___________

___________

Mailing Address:

38977 Sky Canyon Drive

Suite 101

Murrieta CA, 92563

Email:

company@crowdfundinglawyers.net

Office:

(323) 799-1342

Website:

www.CrowdfundingLawyers.net

August 24, 2018

Via EDGAR

Re:   Cardone Equity Fund V, LLC (the “Company”)

Amendment No. 2 of Form 1-A

File No. 024-10865

Dear Ms. Gowetski,

Please see the Company’s responses to the staff’s comments in its comment letter to the company dated August 21, 2018. For the ease of your review the staff’s comments followed by the Company’s responses are included below.

Staff’s Comment

General

1. We note your revised disclosure on the cover, page 18 and page 51 regarding the mandatory arbitration provision. Please revise the cover, the risk factor on page 18 and the subscription agreement to state that the provisions apply to claims under the federal securities laws. In addition, please revise to state that, by agreeing to the mandatory arbitration provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. In addition, please revise the disclosure on page 18 to remove references to the subscriber “acknowledges, understands and agrees” in the offering circular as well as explain your statement on page 51 that the “only way to prevent such needless expense” is to have such a procedure in place. We further note your statement on page 51 that you believe this provision is enforceable. Please provide us more specific detail regarding your analysis and basis for the belief that such provision is enforceable under the applicable laws or regulations and clarify if there may be uncertainty as to enforceability.

Company’s Response

We have elected to make the following adjustments in order to comply with this comment:

a. We have removed arbitration from the subscription agreement. The subscription agreement will no longer be subject to mandatory arbitration.

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Securities Exchange Commission

Cardone Equity Fund V, LLC

August 24, 2018

b.	We have removed the disclosure on page 18 stating that subscriber “acknowledges, understands and agrees…”
c.	We have removed the statement stating that the “only way to prevent such needless expense…”
d.	We have clarified that there may be uncertainty as to enforceability.
e.	We have elected to undertake the following: “The dispute resolution process provisions does not apply to claims under the federal securities laws. By agreeing to the dispute resolution process, including mandatory arbitration, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.”

The FAA was passed by Congress “to reverse the longstanding judicial hostility to arbitration agreements … and to place arbitration agreements on the same footing as other contracts.” Gilmer v. Interstate/Johnson Lane Corp., 500 U.S. 20, 24 (1991). It declares arbitration is a favored means of dispute resolution (9 U.S.C.A. §1), and agreements requiring arbitration of certain disputes are to be enforced in the same manner and to the same extent as any other contractual provision (9 U.S.C.A. §2).

Delaware Law:

In determining whether a claim is subject to arbitration pursuant to the terms of a contract, the Court followed the two-step process set forth in Parfi Holding AB v. Mirror Image Internet, Inc.3:

•	first, the Court must determine whether the arbitration clause is “broad or narrow in scope,” and

•	second, the Court must determine whether the claims in question fall within the scope of the particular clause.

When an arbitration clause is “broad” in scope, Parfi instructs the Court to “defer to arbitration on any issues that touch on contract rights or contract performance for which arbitration is the agreed-upon mode of dispute resolution.” Further, the Court recognized that Delaware public policy has a “strong presumption in favor of arbitration” and “requires that doubts should be resolved in favor of arbitrability when a reasonable interpretation in that direction exists.”

Additionally, the wording of the arbitration clause should be consistent internally and operate in harmony with other provisions of the agreement. In Green v. Short, 2007 WL 2570821 (N.C. Super. Ct. 2007), the parties' operating agreement contained a broad arbitration clause. A separate clause in the agreement referred generally to the remedy of judicial dissolution, leading to a dispute whether a claim for judicial dissolution could be brought in a court. Relying on the broad arbitration clause and the absence of language "mandat[ing] a judicial determination of the [dissolution] issue," the court ruled that the dissolution claim was subject to arbitration. The Delaware Court of Chancery reached a similar conclusion in Terex Corp. v. STV USA, Inc., 2005 WL 2810717 (Del. Ch. 2005).

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563

2

Securities Exchange Commission

Cardone Equity Fund V, LLC

August 24, 2018

To this end, we have elected to remove arbitration clauses as they apply to violations of securities laws. Further, we believe that by narrowing the scope of the alternative dispute resolution to only of matters concerning the enforcement or interpretation of the Operating Agreement, we have sufficiently narrowed the scope of our alternative dispute resolution requirements. (See Brown v. T-Link, LLC, 2007 WL 4302594 (Del. Ch. 2007))

Staff’s Comment

2. We note your response to prior comment 1 and continue to believe you should provide an analysis regarding how your communications comply with Regulation A and Section 5 of the Securities Act. Please confirm all legends comply with Rule 255 and provide a detailed analysis regarding how your communications comply with Regulation A and Section 5 of the Securities Act.

Company’s Response

It seems in the process of updating the website, the legends required under Rule 255 were inadvertently removed. The website now says:

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained. 1

We are accepting non-binding Indication of Interests to purchase Class A Interests in Cardone Equity V, LLC when its Tier 2 Regulation A Offering is qualified by the S.E.C.

An investor may invest no more than 10% of the greater of their annual income together with their spouse or their net worth together with their spouse excluding the value of the person’s primary residence and any loans secured by the residence (up to the value of the residence). There is an affirmation below to that effect.

Please note no money or other consideration is being solicited for our Regulation A+ Offering at this time and if sent into Cardone Equity V, LLC will not be accepted.2 No offer to buy securities in a Regulation A+ offering of Cardone Equity V, LLC can be accepted and no part of the purchase price can be received until Cardone Equity V, LLC's Offering Statement is qualified with the SEC. Any such offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date.3 Any indications of interest in Cardone Equity V, LLC's Offering involves no obligation or commitment of any kind.4

_________________

1 In compliance with 255(b)(4)(ii) we have provided a link to the Preliminary Offering Circular.

2 In compliance with 255(b)(1)

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563

3

Securities Exchange Commission

Cardone Equity Fund V, LLC

August 24, 2018

No offer to sell securities or solicitation of an offer to buy securities is being made in any state where such offer or sale is not permitted under the blue sky or state securities laws thereof. No Offering is being made to individual investors unless and until the Offering has been registered in that state or an exemption from registration exists. Cardone Equity V, LLC intends to complete an Offering under Tier 2 of Regulation A and as such intends to be exempted from state registration pursuant to federal law. Although an exemption from registration under state law may be available, Cardone Equity V, LLC may still be required to provide a notice filing and pay a fee in individual states.

Staff’s Comment

Prior Performance, page 56

3. We note your response to prior comment 5 and the revised disclosure. Please revise to clarify if the ‘Source – investment income’ is the same as the ‘Sources (on cash basis) Operations.’ Please revise Table III to include summary GAAP balance sheet, income statement and cash flow from operations data. In addition, please revise to quantify any return of capital to investors.

Company’s Response

Table III has been revised to comply with the Guide 5 disclosure. This should have read Source from Operations for both the GAAP Disclosure and Cash Basis disclosure. The amounts are the same for GAAP and Cash.

CEF I - As of December 31, 2017, total assets of $5,886,883 include the investment in Tiffany Park Partners Ltd. of $5,592,591 and cash of $294,292; total liabilities of $25,311 and Members Capital of $5,861,572. As of December 31, 2016, total assets of $6,104,919 include the investment in Tiffany Park Partners of $4,397,051 and cash of $1,707,868; total liabilities of $1,375,518 and Members Capital of $4,729,401.

CEF II – As of December 31, 2017, total assets of $10,225,281 include the investment in Waypoint Ormond Beach Owner, LLC of $9,776,307 and cash of $448,974; total liabilities of $170,835 and Members Capital of $10,054,446. As of December 31, 2016, total assets of $10,527,172 include the investment in Reserve at Ormond Beach of $7,806,385 and cash of $2,720,787; total liabilities of $2,445,846 and Members Capital of $8,081,326.

_____________

3 In compliance with 255(b)(2)

4 In compliance with 255(b)(3)

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563

4

Securities Exchange Commission

Cardone Equity Fund V, LLC

August 24, 2018

CEF III - As of May 31, 2018, total assets of $46,146,597 include the investment in Murano 240 LLC of $17,657,294 and Woodway Square 507, LLC of $25,655,365 and cash and receivables of $2,833,938; total liabilities of $1,172,677 and Members Capital of $44,973,920. As of December 31, 2017, total assets of $20,889,293 included restricted cash of $16,024,104 and deposits totaling $4,865,189; total liabilities of $20,906,613 and Members Capital-deficit of $17,320.

For each program - Distributions to investors have only been made from cash generated from operations.

Staff’s Comment

4. We note your response to prior comment 6. We continue to believe that you should provide a detailed explanation of why you believe it is appropriate to provide ‘total return’ information when the programs are not yet completed. In addition, please tell us whether any portion of the distribution was a return of capital, including quantifying any amount from offering proceeds. We may have further comment.

Company’s Response

The table has been revised to delete the footnote disclosure with the return information. No distributions have been made as a return of capital and no distributions were made from offering proceeds. Distributions have only been made from cash generated from operations.

Thank you for your attention. Please advise when the Company may request qualification.

Sincerely,

/s/ Jillian Ivey Sidoti, Esq.

Securities Counsel

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563

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